United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes   ☐  No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes   ☐  No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes   ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-      .)

Table of Contents:

Press Release	3
Signature Page	4

LISTED COMPANY

CORPORATE TAX CODE (CNPJ) No. 33.592.510/0001-54

BOARD OF TRADE REGISTRATION (NIRE) No. 33.300.019.766

EXCERPT OF THE MINUTES OF THE

EXTRAORDINARY BOARD OF DIRECTORS MEETING

On March 24, 2020, at 6:00 pm, met, extraordinarily, by conference call, Messrs. José Maurício Pereira Coelho – Chairman, Fernando Jorge Buso Gomes – Vice-Chairman, Eduardo de Oliveira Rodrigues Filho, Isabella Saboya de Albuquerque, José Luciano Duarte Penido, Lucio Azevedo, Marcel Juviniano Barros, Murilo Cesar Lemos dos Santos Passos, Oscar Augusto de Camargo Filho, Patricia Gracindo Marques de Assis Bentes, Roger Allan Downey, Sandra Maria Guerra de Azevedo and Toshiya Asahi and also Mr. Luiz Gustavo Gouvêa, as Governance Secretary of Vale S.A. (“Vale”). Therefore, the Board of Directors approved the following subject: “APPOINTMENT OF MEMBER OF THE STATUTORY AUDIT COMMITTEE – The Board of Directors approved, with the favorable report of the Personnel and Governance Committee, the appointment of Mr. Sergio Ricardo Romani, as an external member and financial expert of the Statutory Audit Committee. Therefore, the referred Committee will be composed by the Independent Director Isabella Saboya de Albuquerque (Coordinator), Ms. Luciana Pires Dias, as an external member, and Mr. Sergio Ricardo Romani, as an external member and financial expert.” I hereby attest that the item above was excerpted from the Minutes taken from the Registry of the Minutes of the Board of Directors Meetings of the Company.

Rio de Janeiro, March 31, 2020.

Luiz Gustavo Gouvêa

Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: April 02, 2020		Director of Investor Relations

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